Ropes & Gray LLP

2099 Pennsylvania Avenue, N.W.

Washington, DC 20006-6807

WRITER’S DIRECT DIAL NUMBER: 202-508-4699

September 27, 2016

VIA EDGAR

Ms. Alison White

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registrant:	Sterling Capital Funds
	File Nos.:	033-49098 and 811-06719
	Filing Type:	Post-Effective Amendment No. 121 to the Registration Statement on Form N-1A
	Filing Date:	July 15, 2016

Dear Ms. White:

This letter is provided in response to oral comments provided to Colleen Meyer of this firm by you on August 23, 2016 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of Sterling Capital Funds (the “Trust” or the “Registrant”) filed on July 15, 2016 relating to Sterling Capital SMID Opportunities Fund (the “Fund”). The comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and the Trust’s responses are set forth below. The changes to the Registration Statement detailed in this letter will be reflected in a post-effective amendment to the Trust’s Registration Statement to be filed on or prior to the effective date of the Registration Statement (the “Amendment”).

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments, or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Unless otherwise indicated, the following comments apply to each instance in which the noted disclosure appears in the Sterling Capital SMID Opportunities Fund Class A and Class C Shares Prospectus and the Sterling Capital SMID Opportunities Institutional Shares Prospectus.

Ms. Alison White	September 27, 2016

General

Comment 1:	Please update the Registration Statement with the Fund’s ticker symbols, when available.

Response:	The Registrant will make the requested change.

Fund Summary

Comment 2:

Please note that the disclosure states that the Fund will invest in other investment companies as a part of its principal strategy. Accordingly, please state supplementally whether Acquired Fund Fees and Expenses will be a separate line item in the Annual Fund Operating Expenses table and revise the Registration Statement if necessary.

Response:	Acquired Fund Fees and Expenses will not be a separate line item in the Amendment because Acquired Fund Fees and Expenses are not expected to exceed 0.01% of the average net assets of the Fund.

Statutory Prospectus

Comment 3:

On page 7 of Prospectus in the “Additional Investment Strategies and Risks” section, disclosure is included about foreign securities. Please clarify whether investing in foreign securities is a part of the Fund’s principal strategy.

Response:

As is stated in the “Principal Strategy” section of the Fund Summary and in the “Additional Investment Strategies and Risks” section, the Fund may invest in U.S. traded equity stocks of foreign companies, including ADRs. Investment in U.S. traded equity stocks of foreign companies, including ADRs, is a part of the Fund’s principal investment strategy.

Comment 4:

On page 8 of the Prospectus in the “Additional Investment Strategies and Risks” section, under the heading “Investment Practices,” please clarify whether the table discloses investment practices that are principal, non-principal or both.

Response:	The Registrant will clarify in the Amendment that the Investment Practices table includes both principal and non-principal investment practices.

Comment 5:

On page 10 of the Prospectus in the “Additional Information about the Fund’s Investments” section, under the sub-heading “Principal Investments,” note that bear funds are included under the description of investment company securities. If investing in inverse ETFs is a principal strategy, please disclose so and add corresponding risk disclosure.

Response:	Investing in inverse ETFs is not a part of its principal strategy. The Registrant will remove disclosure regarding bear funds from its list of principal

Ms. Alison White	September 27, 2016

investments.

Comment 6:

On page 11 of the Prospectus, under the heading “Investment Risks,” “Counterparty risk” is included as a principal risk but is not included in the Fund Summary section as either a strategy or risk. Please reconcile.

Response:	“Counterparty risk” will be moved from the principal risk disclosure to the non-principal risk disclosure.

Comment 7:

Because master limited partnerships (“MLPs”) derive most of their cash flow from real estate, natural resources and commodities, they are subject to the risks of those industries. Please add disclosure to the risk disclosure accordingly.

Response:

The Registrant respectfully declines to make the requested change. The Registrant directs the Staff’s attention to the sentence in the MLP Risk that states, “MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region.” The Registrant notes that investing in MLPs is not a principal investment strategy of the Fund.

Comment 8:	The following comments relate to the “Performance Information of Certain Other Accounts” in the Prospectus.

a.

Please confirm supplementally that the investment adviser of the Fund maintains the records necessary to support the performance information disclosed in this section as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

b.	Please confirm supplementally that the performance adjusted for fees and expenses of the Fund’s share classes are lower than the performance adjusted for the composite’s net fees and expenses.

c.	For all columns showing performance net of fees and expenses, the performance shown must reflect all fees and expenses, including sales loads.

d.	Please change the presentation of the performance information so that the net performance information precedes the gross performance information.

e.

On page 17 of the Prospectus, the disclosure states, Sterling Capital Management LLC has been independently verified for the periods 01/01/01 to 12/31/13.” Please state supplementally who has conducted the verification and please file a consent of such entity in accordance with Rule 436 under the Securities Act of 1933, as amended.

f.

In footnote 2 to the performance information, the disclosure states, “No alterations of composites, as presented herein, have occurred due to changes in personnel or other reasons at any time.” Please state supplementally which no-action letter the Fund is relying on in

Ms. Alison White	September 27, 2016

presenting prior performance.

Responses:	a.	The Fund’s investment adviser has confirmed that it maintains the records as required by Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

	b.	The performance adjusted for fees and expenses of the Fund’s share classes will not be included in the table.

c.

Sales loads are reflected in the annualized return figures, but not the calendar year total return figures. The Registrant respectfully declines to make the requested change with respect to its calendar year total return figures because this approach is consistent with the way Form N-1A instructs mutual funds to report their performance. For Form N-1A instructions relevant for not including sales loads in annual total returns, see instruction 1(a) to Item 4 and instruction 3(b) to Item 13.

	d.	The Registrant will make the requested change.

	e.	Sterling Capital Management LLC has been independently verified by ACA Performance Services, LLC. The Registrant will file a consent as required by Rule 436 of the Securities Act of 1933, as amended.

	f.	The Registrant is relying on a series of no-action letters, including Nicholas-Applegate Mutual Funds (August 6, 1996) and Bramwell Growth Fund (August 7, 1996).

Comment 9:

On page 26 of the Prospectus, under the heading “Contingent Deferred Sales Charge,” the Prospectus states, “When you sell Class C Shares, you will be charged a contingent deferred sales charge (“CDSC”) for any shares that have not been held for a sufficient length of time.” Please disclose the length of time.

Response:

Holders of Class C Shares will be charged a CDSC upon redemption if they sell their shares prior to the one year anniversary of purchasing the shares. The Registrant will revise the Prospectus accordingly.

Comment 10:	On page 28 of the Prospectus, under the “Redemption in Kind” heading, please state that the securities received will also be subject to market risk until sold.

Response:	The requested change will be made.

Statement of Additional Information

Ms. Alison White	September 27, 2016

Comment 11:

On page 49 of the Statement of Additional Information, under the heading “Portfolio Manager Compensation,” the disclosure states that one of the ways in which investment professionals are compensated is incentive compensation. In accordance with Item 20(b) of Form N-1A, please disclose whether such compensation is based on pre- or after-tax performance and the length of time of such performance.

Response:	The Registrant will disclose that incentive compensation is based on pre-tax performance and that the time period used is a combination of 1 and 3 year returns.

If you have any further questions or comments please do not hesitate to call me at (202) 508-4699.

Sincerely,

/s/ Gizachew Wubishet
Gizachew Wubishet